SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number 001-08427

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15

N-0250 Oslo, Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40 F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2017	EKSPORTFINANS ASA

	By:	/s/ GEIR BERGVOLL
Geir Bergvoll
Chief Executive Officer

EXHIBIT INDEX

The following documents (bearing the exhibit numbers listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

99.1	Press Release dated March 23, 2017

STOCK EXCHANGE NOTICE

March 23, 2017

Eksportfinans ASA: Successful placement of new bond issue

Reference is made to the announcement on 14 March 2017 regarding roadshow announcement and a potential issuance of NOK bond issue of up to NOK 2 billion and with a tenor of 2 years.

Eksportfinans ASA has today successfully completed a new NOK 2 billion senior unsecured bond issue with a tenor of 2 years and a coupon of 3 Nibor + 60bps. The transaction was substantially oversubscribed. The bond issue will be applied for listing on Oslo Børs and the purpose of the bond issue is general financing of the issuer.

Danske Bank, DNB Markets and Nordea acted as Joint Bookrunners for the transaction.

For further information, please contact:

CEO, Geir Bergvoll; +47 91315485

Executive Vice President, Director Funding & Lending, Martine Mills Hagen; +47 90264326

Executive Vice President, Director of Staff, Elise Lindbæk; +47 90518250

Oslo, Norway

23 March, 2017